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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0211 Expires: August 31, 2011 Estimated average burden hours per response 1.0
FORM N-18F-1
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.

DAILY INCOME FUND
Exact Name of Registrant

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NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the16th day of November, 2010.

Signature:	/s/ Steven W. Duff
Daily Income Fund
Steven W. Duff
(Name of director, trustee or officer
signing on behalf of Registrant)

Trustee
(Title)

Attest: /s/ Christine Manna
Christine Manna

Fund Secretary
(Title)